                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO._) 1

                        CHINA FINANCE ONLINE CO. LIMITED
                                (Name of Issuer)

                  ORDINARY SHARES, PAR VALUE HK$0.001 PER SHARE
                         (Title of Class of Securities)

                                    169379104
                                 (CUSIP Number)

                                 Not applicable
              DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT

     Check the appropriate box to designate the rule pursuant to which this
                               Schedule is filed:

                                [ ] Rule 13d-1(b)

                                [ ] Rule 13d-1(c)

                                [X] Rule 13d-1(d)

1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 169379104

--------------------------------------------------------------------------------
     1        NAME OF REPORTING PERSONS
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

              Tongma Network Co. Ltd.
--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *    (a)[ ]
                                                                    (b)[X]

--------------------------------------------------------------------------------
     3        SEC USE ONLY

--------------------------------------------------------------------------------
     4        CITIZENSHIP OR PLACE OF ORGANIZATION

              People's Republic of China

--------------------------------------------------------------------------------
 NUMBER OF    5         SOLE VOTING POWER
  SHARES
BENEFICIALLY            15,902,491 Ordinary Shares. Jianping Lu and Ling Zhang
 OWNED BY               acting together may also be deemed to have sole voting
   EACH                 power with respect to the above shares.
 REPORTING
PERSON WITH

             ------------------------------------------------------------------
              6         SHARED VOTING POWER

                        See item 5.

              ------------------------------------------------------------------
              7         SOLE DISPOSITIVE POWER

                        15,902,491 Ordinary Shares. Jianping Lu and Ling Zhang acting together may also be deemed to have sole dispositive power with respect to the above shares.

              ------------------------------------------------------------------
              8         SHARED DISPOSITIVE POWER

                        See item 7.

CUSIP No. 169379104

--------------------------------------------------------------------------------
     9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              15,902,491 Ordinary Shares

--------------------------------------------------------------------------------
    10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
              CERTAIN SHARES [ ]

--------------------------------------------------------------------------------
    11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

              15.7%

--------------------------------------------------------------------------------
    12        TYPE OF REPORTING PERSON *

              CO

--------------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 169379104

--------------------------------------------------------------------------------
     1        NAME OF REPORTING PERSONS
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

              Jianping Lu

--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *    (a)[ ]
                                                                    (b)[X]

--------------------------------------------------------------------------------
     3        SEC USE ONLY

--------------------------------------------------------------------------------
     4        CITIZENSHIP OR PLACE OF ORGANIZATION

              People's Republic of China

--------------------------------------------------------------------------------
 NUMBER OF    5         SOLE VOTING POWER
  SHARES
BENEFICIALLY
 OWNED BY     ------------------------------------------------------------------
   EACH       6         SHARED VOTING POWER
 REPORTING
PERSON WITH             15,902,491 Ordinary Shares. Each of Tongma Network Co.
                        Ltd. and Ling Zhang may also be deemed to have sole voting power and shared voting power, respectively, with respect to the above shares.

              ------------------------------------------------------------------
              7         SOLE DISPOSITIVE POWER

              ------------------------------------------------------------------
              8         SHARED DISPOSITIVE POWER

                        15,902,491 Ordinary Shares. Each of Tongma Network Co. Ltd. and Ling Zhang may also be deemed to have sole dispositive power and shared dispositive power, respectively, with respect to the above shares.

CUSIP No. 169379104

--------------------------------------------------------------------------------
     9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              15,902,491 Ordinary Shares

--------------------------------------------------------------------------------
    10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
              CERTAIN SHARES    [ ]

--------------------------------------------------------------------------------
    11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

              15.7%

--------------------------------------------------------------------------------
    12        TYPE OF REPORTING PERSON *

              IN

--------------------------------------------------------------------------------

CUSIP No. 169379104

--------------------------------------------------------------------------------
     1        NAME OF REPORTING PERSONS
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

              Ling Zhang

--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *    (a)[ ]
                                                                    (b)[X]

--------------------------------------------------------------------------------
     3        SEC USE ONLY

--------------------------------------------------------------------------------
     4        CITIZENSHIP OR PLACE OF ORGANIZATION

              People's Republic of China

--------------------------------------------------------------------------------
 NUMBER OF    5         SOLE VOTING POWER
  SHARES
BENEFICIALLY
 OWNED BY     ------------------------------------------------------------------
   EACH       6         SHARED VOTING POWER
 REPORTING
PERSON WITH             15,902,491 Ordinary Shares. Each of Tongma Network Co.
                        Ltd. and Jianping Lu may also be deemed to have sole
                        voting power and shared voting power, respectively, with
                        respect to the above shares.
              ------------------------------------------------------------------
              7         SOLE DISPOSITIVE POWER

              ------------------------------------------------------------------
              8         SHARED DISPOSITIVE POWER

                        15,902,491 Ordinary Shares. Each of Tongma Network Co. Ltd. and Jianping Lu may also be deemed to have sole dispositive power and shared dispositive power, respectively, with respect to the above shares.

CUSIP No. 169379104

--------------------------------------------------------------------------------
     9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              15,902,491 Ordinary Shares

--------------------------------------------------------------------------------
    10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
              CERTAIN SHARES    [ ]

--------------------------------------------------------------------------------
    11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

              15.7%
--------------------------------------------------------------------------------
    12        TYPE OF REPORTING PERSON *

              IN
--------------------------------------------------------------------------------

CUSIP No. 169379104

ITEM 1(a). NAME OF ISSUER:

      China Finance Online Co. Limited

ITEM 1(b). ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

      Room 610B
      6/F Ping'an Mansion
      No. 23 Financial Street
      Xicheng District
      Beijing, 100032, China

ITEM 2(a). NAME OF PERSONS FILING:

      1. Tongma Network Co. Ltd.

      2. Jianping Lu

      3. Ling Zhang

      The above persons have agreed that this Statement may be filed by Tongma Network Co. Ltd. ("Tongma")on behalf of all of them jointly pursuant to Rule 13d-1(k)(1). A copy of such agreement is attached as an Exhibit to this Statement.

      Tongma is a limited liability company incorporated under the laws of the People's Republic of China. Jianping Lu and Ling Zhang are 45% and 55% beneficial shareholders of Tongma, respectively.

ITEM 2(b). ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

            For Tongma:

               47 Yongan Road
               Changping District Technology Park
               Beijing, 102200, China

            For Jianping Lu:

               Room 611, Floor 6
               Yuanquan Plaza, Yuquan Road,
               Beijing, 100039, China

            For Ling Zhang:

               Room 611, Floor 6
               Yuanquan Plaza, Yuquan Road,
               Beijing, 100039, China

CUSIP No. 169379104

ITEM 2(c). CITIZENSHIP:

      The jurisdiction of organization of Tongma Network Co. Ltd. is People's Republic of China. Mr. Jianping Lu and Mr. Ling Zhang are citizens of the People's Republic of China.

ITEM 2(d). TITLE OF CLASS OF SECURITIES:

      Ordinary Shares

ITEM 2(e). CUSIP NUMBER:

      169379104

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

      (a)      [ ] Broker or dealer registered under Section 15 of the Act;

      (b)      [ ] Bank as defined in Section 3(a)(6) of the Act;

      (c)      [ ] Insurance Company as defined in Section 3(a)(19) of the Act;

      (d)      [ ] Investment Company registered under Section 8 of the
                   Investment Company Act;

      (e)      [ ] Investment Adviser registered under Section 203 of the
                   Investment Advisers Act of 1940;

      (f)      [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund;

      (g)      [ ] Parent Holding Company, in accordance with Rule
                   13d-1(b)(ii)(G);

      (h)      [ ] Group, in accordance with Rule 13d-1(b)(l)(ii)(H).

ITEM 4. OWNERSHIP. (See Note A)

      The information for each reporting person contained in Items 5-11 of the cover pages is incorporated herein by reference. For all reporting persons, number of shares beneficially owned includes Ordinary Shares represented by ADSs beneficially owned by the reporting person.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

      N/A

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

      N/A

CUSIP No. 169379104

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

      N/A

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

      N/A

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

      N/A

ITEM 10. CERTIFICATION.

      N/A

CUSIP No. 169379104

                                    SIGNATURE

      After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement with respect to it is true, complete and correct.

Date: January 23, 2006

Tongma Network Co. Ltd.
By: /s/ Jianping Lu
    ---------------------------------------
    Jianping Lu
    Chairman of the Board of Directors

CUSIP No. 169379104

                                    AGREEMENT

      Each of the undersigned hereby agrees that the Statement on Schedule 13G to which this Agreement is attached may be filed by Tongma Network Co. Ltd., a limited liability company organized under the laws of the People's Republic of China, on behalf of itself and Jianping Lu and Ling Zhang, beneficial shareholders of Tongma Network Co., Ltd and citizens of the People's Republic of China.

Dated: January 23, 2006

Tongma Network Co. Ltd.
By: /s/ Jianping Lu
    ---------------------------------------
    Jianping Lu
    Chairman of the Board of Directors

By: /s/ Jianping Lu
    ---------------------------------------
    Jianping Lu

By: /s/ Ling Zhang
    ---------------------------------------
    Ling Zhang